UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  001-15941

(Check One):	☐ Form 10-K and Form 10-KSB	☐ Form 11-K	☐ Form 20-F
	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended:  March 31, 2003

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,

identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant

UTEK Corporation

Former name if applicable

Address of principal executive office (STREET AND NUMBER)

202 S. Wheeler Street

City, state and zip code

Plant City, FL 33563

PART II — RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company has been unable to complete the preparation of its financial statements for the quarterly period ended March 31, 2003.

Due to its status as a business development company, the Company records its investments at fair value as determined in good faith by its board of directors. Many of the investments are stocks of thinly traded public companies, where information is difficult to obtain, and hence the valuation is difficult. The Company believes that one of its investments, Stealth MediaLabs, Inc., has substantially declined in value and this decline is believed to be approximately $3.5 million. Once the Company completes its analysis, the Form 10-Q will be filed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Carole R. Wright	(813)	754-4330

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to its status as a business development company, the Company records its investments at fair value as determined in good faith by its board of directors. Many of the investments are stocks in thinly traded public companies, where information is difficult to obtain, and hence the valuation is difficult. The Company believes that one of its investments, Stealth MediaLabs, Inc., has substantially declined in value and this decline is believed to be approximately $3.5 million. Once the Company completes its analysis, the Form 10-Q will be filed.

UTEK Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 16, 2003	By:	/s/ Carole R. Wright

Carole R. Wright Chief Financial Officer